UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-21433

CUSIP NUMBER 346563109

(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
For Period Ended: December 31, 2006
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Forrester Research, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
400 Technology Square

Address of Principal Executive Office (Street and Number)
Cambridge, MA 02139

City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ ]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and
(b)	The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Audit Committee of the Board of Directors of Forrester Research, Inc. (the “Company”) is conducting an investigation into the Company’s stock option granting practices, principally during the period between 1997 and 2006. The Company is being assisted in the investigation by the law firms of Ropes & Gray LLP and Skadden, Arps, Slate, Meagher & Flom LLP and the consulting firm of Huron Consulting Group.
Although the investigation is not yet complete, the Audit Committee has identified option grants, principally granted between 1998 and 2004, that had exercise prices lower than the fair value of the common stock on the appropriate accounting measurement dates that were not appropriately accounted for. In light of these preliminary findings, management has concluded, and the Audit Committee of the Company’s Board of Directors agreed, that the Company will need to restate its historical financial statements to record additional non-cash charges for compensation expense relating to past stock option grants and related tax impacts. The Company expects to incur some future cash expenses associated with the restatement, including potential tax-related and other payments. The Company has not yet completed its assessment of materiality for each prior period, nor has it determined the full amount of any such charges, the resulting tax and accounting impact, or which periods may require restatement.
On March 2, 2007, management of the Company concluded, and the Audit Committee of the Company’s Board of Directors agreed, that the Company’s financial statements and all earnings and press releases and similar communications issued by the Company relating to the years 1998 through 2006, including any interim periods, should no longer be relied upon. Because the investigation is not yet complete and its impact on the non-cash compensation charges and related tax impacts in the Company’s financial statements has not yet been determined, the Company is not in a position to complete the preparation of the financial statements required to be included in its Annual Report on Form 10-K for the period ended December 31, 2006.
The Company’s management and the Audit Committee have discussed these matters with BDO Seidman, LLP, the Company’s independent registered public accounting firm. The Company expects to file the Form 10-K for the period ending December 31, 2006 as soon as is practicable after the internal review is complete.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Gail S. Mann	(617)	613-6078

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there? Yes ☑ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
On February 14, 2007, the Company released its preliminary financial results for its fourth fiscal quarter and fiscal year ended December 31, 2006, and furnished the results on a Current Report on Form 8-K.
As disclosed in Part III above, because the Company’s review of its stock option granting practices is not yet complete, any impact of the investigation on non-cash compensation charges and related tax impacts in the Company’s financial statements has not yet been determined, the Company does not anticipate being able to estimate the degree to which any such charges may affect current period results as compared to the prior period’s results until the completion of its review.

Forrester Research, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2007	By	/s/ GAIL S. MANN
		Name:	Gail S. Mann
		Title:	Chief Legal Officer